Exhibit 5.1

811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com

FIRM / AFFILIATE OFFICES
April 2, 2013	Abu Dhabi Barcelona Beijing Boston Brussels Chicago	Moscow Munich New Jersey New York Orange County Paris
Access Midstream Partners, L.P. 525 Central Park Drive Oklahoma City, Oklahoma 73105	Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Public Offering of 10,350,000 Common Units of Access Midstream Partners, L.P.

Ladies and Gentlemen:

We have acted as special counsel to Access Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), in connection with the proposed issuance of up to 10,350,000 common units representing limited partner interests in the Partnership (the “Common Units”). The Common Units are included in a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2012 (Registration No. 333-185398) (the “Registration Statement “). This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related Prospectus Supplement dated March 27, 2013 to the Prospectus dated December 12, 2012 (collectively, the “Prospectus”), other than as expressly stated herein with respect to the issuance of the Common Units.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the general partner of the Partnership and others as to factual matters without having independently verified such factual matters. We are opining herein as to the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and we express no opinion with respect to any other laws.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, when the Common Units shall have been issued by the Partnership against payment therefor in the circumstances contemplated by the underwriting agreement filed as an exhibit to the Partnership’s Current Report on Form 8-K, filed with the Commission on April 2, 2013 and the Prospectus, the issue and sale of the Common Units will have been duly authorized by all necessary limited partnership action of the Partnership, and the Common Units will be validly issued and, under the Delaware Act, purchasers of the Common Units will have no obligation to make further payments for their purchase of Common Units or contributions to the Partnership solely by reason of their ownership of Common Units or their status as limited partners of the Partnership, and no personal liability for the debts, obligations and liabilities of the Partnership, whether arising in contract, tort or otherwise, solely by reason of being limited partners of the Partnership.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Partnership’s Current Report on Form 8-K filed on April 2, 2013 and to the reference to our firm in the Prospectus under the heading “Validity of the Common Units.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Latham & Watkins LLP